U.S. Securities and Exchange commission
Washington, D.C. 20549

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FORM N-17f-2

Certificate of Accounting of Securities and Similar Investments in the Custody of Management Investment Companies

Pursuant to Rule 17f-2 (17 CFR.17f-2)

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1.  Investment company Act File Number:                       Date examination completed:

               814-139                                            December 29, 2000
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2.  State Identification Number:


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
AL079701227-705344             AK 97-02623  AZ S-005462        AR 97-M0289-01 CA915-1689
CO 97-12-627   CT 215944       DE           DC                 FL 048506D     GA SC-818
HI SC 2488     ID 47884        IL R9944249  IN 97-0175RC       IA I-38334     KS 97s-1134
KY 33726       LA 49977        ME IC-99-9004MD SM980472        MA             MI 225312
MN R-39638.1   MS 97-04-002    MO 97-00339  MT 36759           NE 114463      NV 19891
NH             NJ SR-9755      NM 984311    NY                 NC 13995       ND U843
OH 17579       OK SE-2014281   OR 98-0421   PA 97-04-008       RI             SC RE 10748
SD 17792       TN              TX C52607-00000                 UT A60677-43
VT 4/09/97-60  VA              WA C-55739   WV MF 31407        WI 380219-01   WY
PUERTO RICO
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  Other (specify):

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3.  Exact name of investment Company as specified in registration statement:

Technology Funding Venture Capital Fund VI, LLC
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4.  Address of principal executive office:  (number, street, city, state, zip code)

2000 Alameda de las Pulgas, Suite 250, San Mateo, CA 94403
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

INSTRUCTIONS:

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.  All items must be completed by the investment company.
2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state of administrators, if applicable.

         THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT


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REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Managing General Partners of
  Technology Funding Venture Capital Fund VI, LLC

We have examined management's assertion about Technology Funding Venture Capital Fund VI, LLC (the "Fund") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of December 29, 2000 included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 29, 2000, and with respect to agreement of security purchases and sales, for the period from December 11, 2000 (date of our last examination) through December 29, 2000:

* Count and inspection of all securities located in the vault of Borel Bank (the "Custodian") in San Mateo, California;

* Reconciliation of all such securities to the books and records of the Fund and the Custodian;

* There have been no security purchases or security sales or maturities since the date of our last examination.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 29, 2000 with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of the Managing General Partners, management of the Fund and the Securities and Exchange Commission and should not be used for any other purpose.

Los Angeles, California
January 17, 2001


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MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE
INVESTMENT COMPANY ACT OF 1940



We, as members of management of Technology Funding Venture Capital Fund VI, LLC (the "Fund") are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of December 29, 2000 and from December 11, 2000 through December 29, 2000.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 29, 2000 and from December 11, 2000 through December 29, 2000, with respect to securities reflected in the investment account of the Funds.


Technology Funding Limited

By:

/s/Charles R. Kokesh
__________________________
Charles R. Kokesh
Managing General Partner
January 17, 2001


Technology Funding Medical Partners I, L.P.
06/08/01   3:07 PM